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                                                                  EXHIBIT (d)(4)

                           MEMORANDUM OF UNDERSTANDING

                  WHEREAS, there are now pending putative class action lawsuits in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") consolidated by Order dated February 1, 2001, under the title In Re Il Fornaio Shareholders Litigation, Civil Action No. 18506 (the "Action"), brought on behalf of certain public holders of common stock ("Stockholders") of Il Fornaio (America) Corporation ("Il Fornaio," or the "Company");

                  WHEREAS, the operative complaint in the Action, filed on or about November 16, 2000, challenge a proposed cash-for-stock merger, publicly announced on November 16, 2000, in which a company formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. ("BRS"), would merge with and into Il Fornaio, and each outstanding share of Il Fornaio common stock (excluding the shares held by the Continuing Stockholders, as defined below) would be converted into the right to receive $14.00 in cash (the transaction so described being referred to herein as the "Merger" and such cash consideration per share being referred to as the "Merger Consideration");WHEREAS, approximately 18% of the Company's outstanding common stock (27% counting shares subject to options exercisable within 60 days of April 30, 2001) is owned by persons (including certain officers and directors of the Company) whose shares will continue as or be converted into equity interests in Il Fornaio as the surviving company of the Merger (the "Continuing Stockholders");

                  WHEREAS, the Complaint specifically alleges, inter alia, that
(i) the defendants in the Action breached their fiduciary duties or aided and abetted the breaches of others' fiduciary duties in connection with the negotiation and approval of the Merger by Il Fornaio by undervaluing Il Fornaio common stock and ignoring the full value of its assets and timing the announcement of the merger to place an artificial lid on the market price of Il Fornaio's common

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stock in order to justify a price that is unfair to the Company's public stockholders, and (ii) failed to disclose material non-public information in their possession as to the value of Il Fornaio, the full extent of its future earning capacity, and expected increases in profitability;

                  WHEREAS, plaintiffs' counsel has been informed that since the announcement of the Merger, Il Fornaio's comparable restaurant sales and net income have decreased from the comparable period of the prior year, that the economic slowdown and California energy shortage are predicted to have further negative effects on Il Fornaio's business, that unfavorable developments in the debt markets were affecting the price at which BRS could obtain financing for the Merger, and that BRS has stated that for it to consummate the Merger, the Merger Consideration would have to be reduced, it ultimately being agreed between Il Fornaio and BRS that the Merger Consideration would be reduced to $12.00 per share;

                  WHEREAS, the Merger was, as agreed upon by Il Fornaio and BRS, subject to approval by the holders of a majority of the outstanding shares of Il Fornaio common stock entitled to vote thereon, including shares owned or controlled by Continuing Stockholders;

                  WHEREAS following filing of the Complaint, plaintiffs' counsel reviewed publicly filed and other available information concerning Il Fornaio and consulted with their own independent financial advisor in order to determine the fairness of the terms of the Merger, including the Merger Consideration;

                  WHEREAS, plaintiffs' counsel and counsel to defendants engaged in arm's-length negotiations concerning a possible settlement of the Action;

                  NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Action (the "Settlement") between and among plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom plaintiffs


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have brought the Action, and defendants on the terms and subject to the conditions set forth below:


                  1.       PRINCIPAL TERMS OF SETTLEMENT

                  (a)      Enhanced Shareholder Voting Requirement:

                  The Merger Agreement shall be amended to provide that, in addition to any other vote required by law or the rules of the NASDAQ stock market, the Merger must be approved by a majority of the votes cast on the Merger excluding votes attributable to shares owned or controlled by Continuing Stockholders (it being agreed that neither abstentions nor "broker non-votes" will be counted as "votes cast" for this purpose). The Continuing Stockholders and the shares of Il Fornaio common stock owned or controlled by them are set forth on Exhibit A hereto.

                  (b)      Additional Disclosures

                  In light of concerns plaintiffs have raised with respect to the adequacy of disclosure in the draft Proxy Statement regarding certain issues, defendants have agreed to amend the Proxy Statement to include additional disclosures regarding (i) the factors that led to the reduction of the Merger Consideration and the reasons that the Merger continues to be advisable and fair to the shareholders of Il Fornaio at the present time in light of those factors, (ii) the inquiry by a publicly traded restaurant chain regarding a possible merger, and why the Merger continues to be in the best interests of shareholders in light of that inquiry, and (iii) financial results for the most recent quarter.

                  2. Defendants shall be responsible for providing notice of the Settlement to Members of the Class and shall bear the costs of such notice.

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                  3.       The parties to the Action will attempt in good faith
to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the operative Complaint filed in the Action and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Merger, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 2 and 3(f) herein). The Stipulation will also expressly provide, inter alia:

                  a. for class certification pursuant to Delaware Chancery Court Rule 23(b)(1) and (b)(2) of a class consisting of all persons (other than defendants, their affiliates and the Continuing Stockholders) who owned common stock of Il Fornaio at any time from November 16, 2000, or thereafter, and their successors in interest and transferees, immediate and remote, through and including the closing of the Merger (the "Class");

                  b. that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Stipulation because the proposed Settlement would eliminate the burden and expense of further litigation, and would permit the Merger to proceed without risk of injunctive or other relief;

                  c. for the release of all claims of Class members, whether known or unknown, against the Continuing Stockholders and the defendants and any of their present or former officers, directors (including specifically Il Fornaio director and special committee member George B. James), employees, agents, attorneys, accountants, insurers, financial

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advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general partners, limited partners, partnerships, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought in the Action and/or that relates in any way to the Merger, the negotiation, consideration or formulation of the Merger, or any associated agreements, the fiduciary obligations of any of the defendants or other persons to be released in connection with the Merger, and/or the disclosures made in connection with or relating to, or disclosure obligations of any of the defendants (or persons to be released) in connection with, the Merger or any other claim arising from any matter related to any of the acts or transactions described in the complaint or relating in any way to any of the foregoing;

                  d. that the Settlement shall be subject to completion by plaintiffs of appropriate discovery in the Action reasonably satisfactory to plaintiffs' counsel;

                  e. that the parties to the Action will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and release and dismissal of the Action with prejudice as against plaintiffs in the Class and without awarding costs to any party (except as provided for in Paragraph 4(f) herein). The parties will use their best efforts to secure prompt Court approval of the Settlement. It is expressly acknowledged that, at the sole option of defendants, because of deal related exigencies, the Merger may be consummated prior to Court approval of the Settlement, and that it is expected that the Merger will be consummated prior to final Court approval of the Settlement. As used in this Memorandum of Understanding, "final Court approval of the Settlement" means that the Court

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has entered an Order approving the Settlement in accordance with the
Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal; and

                  f. that if a Stipulation of Settlement has been executed and final Court approval of the Settlement and dismissal of the Action by the Court with prejudice has been obtained in accordance with the Stipulation of Settlement, plaintiffs' counsel of record in the Action will apply to the Court for an award of attorneys' fees and expenses (including, but not limited to, fees and expenses of plaintiffs' counsel's independent financial advisor), not to exceed $240,000 in the aggregate. Defendants agree not to oppose such an application in connection with the approval of the settlement contemplated herein. Subject to the conditions set forth in this paragraph and any order of the Court, any such attorneys' fees and expenses awarded by the Court to plaintiffs' counsel shall be paid by the Company or its successor in interest on behalf of all defendants to the order of Cauley Geller, Bowman & Coates, LLP within five (5) days after the later of: (i) final Court approval of the Settlement (as defined in Paragraph 3(e) hereof) or (ii) the Court's final award of fees and expenses.

                  4. This Memorandum of Understanding shall be null and void and of no force and effect if: (a) the Merger is not effectuated for any reason whatsoever, including without limitation termination pursuant to Paragraph 5 hereof; or (b) final Court approval of the Settlement does not occur for any reason. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or judicial proceeding.

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                  5.       The settlement contemplated herein is subject to such
confirmatory discovery as Plaintiffs' counsel shall reasonably request. If, based on such discovery, plaintiffs' counsel conclude that the Settlement is not fair or adequate under the circumstances, plaintiffs may elect to withdraw from the Settlement. Any withdrawal pursuant to this paragraph shall be made in a writing delivered by hand or by facsimile to each signatory to this Memorandum of Understanding within 96 hours following completion of the confirmatory discovery contemplated by this paragraph.

                  6. This Memorandum of Understanding may be executed in counterpart by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

                  7.       This Memorandum of Understanding and the
Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

                  8. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

                  9. Upon execution by each of the signatories hereto, this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated: June 6, 2001




                                       ROSENTHAL, MONHAIT, GROSS
                                       & GODDESS, P.A.

                                       /s/ Norman Monhait
                                       ------------------------------
                                       Norman Monhait
                                       Suite 1401, Mellon Bank Center
                                       P.O. Box 1070
                                       Wilmington, Delaware  19899
                                       (302) 656-4433


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                                       CAULEY, GELLER, BOWMAN & COATES, LLP

                                       /s/ Paul Geller
                                       ------------------------------------
                                       Paul Geller
                                       One Boca Place
                                       2255 Glades Road
                                       Suite 421A
                                       Boca Raton, FL 33431
                                       (561) 750-3000

                                          Attorneys for Plaintiffs



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                                         MORRIS, NICHOLS, ARSHT & TUNNELL


                                         /s/ William Lafferty
                                         --------------------------------
                                         William Lafferty
                                         1201 N. Market Street
                                         18th Floor
                                         Wilmington, Delaware 19801
                                         (302) 658-9200

                                            Attorneys for Defendant
                                            Il Fornaio (America), Hislop,
                                            Mindel, Cortopassi, Hedrick, Hellman
                                            and Lester


                                         RICHARDS LAYTON & FINGER


                                         /s/ Gregory V. Varallo
                                         --------------------------------
                                         Gregory V. Varallo
                                         Richards Layton & Finger
                                         One Rodney Square
                                         Wilmington, DE 19801
                                         (302) 658-6541

                                            Attorneys for Defendant
                                            Levy and special committee member
                                            George B. James



                                         MORRIS JAMES HITCHENS & WILLIAMS


                                         /s/ P. Clarkson Collins
                                         ---------------------------------
                                         P. Clarkson Collins
                                         222 Delware Avenue
                                         10th Floor, P.O. Box 2306
                                         Wilmington, DE 19899-2306
                                         (302) 888-6800

                                            Attorneys for Defendant Bruckmann,
                                            Rosser Sherrill & Co., L.L.C.



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Schedule A
----------


Name                                                        Shares of Common
                                                          Stock Currently Held
                                                          (Excluding Options )

Laurence B. Mindel (1)                                         679,536
Michael J. Hislop                                                    0
F. Warren Hellman (2)                                          137,854
W. Scott Hedrick                                                14,879
Dean A. Cortopassi (3)                                         117,794
Carlo Veggetti (4)                                              78,359
--------------------------------------------------------------------------------
Total Shares Owned                                           1,028,422



(1) Includes 7,195 shares held of record by the Mindel Family Trust, 9,157 shares held of record by a Trust created for the benefit of Laurence B. Mindel and his family, and 663,184 shares held by The Mindel Living Trust. Mr. Mindel has represented and warranted that he is the trustee of these three trusts.

(2) Includes 125,802 shares held of record by FWH Associates, a California limited partnership. Mr. Hellman has represented and warranted to Acquisition that he is the general partner of FWH Associates. Also includes 2,052 shares held of record by Marco H. Hellman Trust "B". Mr. Hellman has represented and warranted that he is the trustee of this trust.

(3) Includes 57,794 shares held of record by Stanislaus Food Products Company, a California corporation. Mr. Cortopassi has represented and warranted to Acquisition that he is Chief Executive Officer and a controlling stockholder of Stanislaus Food Products Company. Includes 60,000 shares held of record by the Capecchio Foundation, a California not-for-profit corporation, of which Mr. Cortopassi has represented and warranted he is a Director.

(4) Includes 78,359 shares held of record by Stefi Invest Trade Inc., a company organized under the laws of the British Virgin Islands. Mr. Veggetti has represented and warranted that he is the sole director and sole stockholder of Stefi Invest Trade Inc.

     By the date of the meeting at which the shareholders vote on the Merger, there may be additional Continuing Stockholders, whose votes will be excluded under paragraph 1 (a) above. Certain of the Continuing Stockholders own options to purchase common stock. In the event that any such Continuing Stockholder exercises such options prior to the record date for the stockholders meeting at which the Merger will be voted on, the shares so acquired will be excluded from the vote in accordance with paragraph 1(a) above.


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